ATS-N/MA: Part III: Manner of Operations

Item 7: <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (<u>e.g.</u>, how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (<u>e.g.</u>, post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other

Firm Orders - In a Firm Order context (see below), a Participant must designate a quantity associated with each Firm Order entered into the System. The minimum quantity is the System minimum trade size of 5,000 shares. A "Firm Order" is a fully executable order that can execute in full at the entered quantity upon a match in the System if the contra side order is another Firm Order or if the contra side Participant firms up on a Conditional.

For Firm Orders, Participants may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm Orders, MinQ specifies the minimum quantity with which a Participant will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's entered quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions.

Conditionals - A "Conditional" is a representation of potential trading interest by a Participant in a particular security. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality.
Please see also Part III Item 9. Upon a match in the System, an invitation is sent to a Participant that entered a Conditional subject to a match for that Participant to "firm-up" the Conditional with a specific share amount at which the Participant would be willing to trade. Participants who enter Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Participants may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by Kezar Trading pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Participant's overall gross notional limit set by the Firm for each Participant. Participants that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Participant would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Participant who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Participant enters a MinQ on a Conditional and elects to firm-up (as explained below), the Participant must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Participant with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Participant entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Participant without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Firm Orders and Conditionals. The maximum MinQ for Luminex UI users is set at 25,000 shares. The maximum MinQ for users who use order routers or trade "electronically" such as via an automated algorithm is configurable by the user but cannot exceed the share quantity of the order itself. Any change to the maximum MinQ for Luminex UI users will be disclosed in writing to Participants in advance of such change. For a Conditional, the entire quantity entered by the Participant is conditional, which gives the Participant the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Participant who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Participants entering Conditionals may use limit prices, entered either via the Participant's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Participant on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Participant's firm-up (if any) to the Luminex ATS. Any limit price entered by the Participant via the Luminex UI cannot violate a limit that the Participant market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Participant may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

LeveLUp - Luminex ATS Buyside Subscribers and Transition Management Brokers and Outsourced Trading Brokers are enabled for a service called "LeveLUp" that would allow them to be able to direct that orders (in whole or in part) be routed by Kezar Trading, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS LeveLUp users. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. Enabled LeveLUp participants may opt out of the Conditional Order "mirroring" feature of LeveLUp (see below) through a request via phone or in writing (including electronically) to Luminex ATS Sales. What follows is a description of the features and order parameters of the LeveL ATS that Kezar Trading will offer to eligible Luminex ATS Participants that utilize the LeveLUp feature.

Kezar Trading will offer LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as external market makers. LeveLUp participants will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, Kezar Trading will only support Day orders for LeveLUp during the initial roll-out of the service.

Conditionals or Firm Orders can be used by eligible Luminex ATS Participants as part of the LeveLUp functionality. LeveLUp Participants can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full either as Firm Orders or Conditionals to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. By default, any Conditionals submitted to Luminex by a LeveLUp participant will be "mirrored" in the LeveL ATS through a simultaneous route by Kezar Trading of an identical Conditional to the LeveL ATS, resulting in Conditionals resting in both the Luminex and LeveL ATSs simultaneously. LeveLUp Conditionals by default will be able to match in the LeveL ATS against Conditionals (including Firm-Up orders) only, but once firmed up will be able to execute against conditionals and firmed-up orders, as well as resting firm orders. Luminex Subscribers may allow their Conditionals to match in the LeveL ATS against Firm Orders at the request (by phone, or in writing, including electronically) of the LeveLUp participant. Upon a match in the LeveL ATS of a Conditional routed by a Luminex LeveLUp participant with an order in the LeveL ATS, the Luminex LeveLUp participant will receive a "pop up" notification in the Luminex UI indicating that they have received a match in the LeveL ATS, with the same invitation and response process as that of matches within the Luminex ATS.

If the Luminex LeveLUp participant elects to firm up in response to the invitation to do so, the resulting firm-up order will be routed to the LeveL ATS and the "mirrored" resting Conditional in the Luminex ATS is paused (see below). Firmed up LeveLUp Conditionals will be eligible to interact with resting firm orders and firmed-up orders in the LeveL ATS as well as to invite additional conditional orders in LeveL. The firmed-up LeveLUp Conditional will rest for a configurable period of time, which commences upon the firm-up via the Luminex User Interface. The minimum resting period is one (1) second and the maximum resting period is to the end of that trading day. The default resting period is five (5) seconds. This resting period can be modified by Kezar Trading upon subscriber request orally or in writing (however made) to Luminex Sales. The firmed-up LeveLUp Conditional will continue to rest on the LeveL ATS and in the event of an execution, the initial execution price will become a limit price for any subsequent executions against that firmed-up order. All such subsequent executions, if any, will be against the "leaves quantity" remaining, if any, after the initial execution and must be at the limit price or better or no execution will occur. If the initial execution is for the full amount of the firmed-up order quantity and there is no balance remaining on the order, then the order terminates. The firmed-up LeveLUp Conditional is eligible for additional executions until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex

Subscriber) or until the leaves quantity on the order is exhausted. All users of LeveLUp Conditionals will be eligible for this functionality but may opt out of it via an oral or written (including electronic) request to Luminex Sales.

What follows is an example of how this functionality will work. If a Luminex Subscriber submits a LeveLUp Conditional to buy 100,000 shares of a security, that Conditional will post to the Luminex ATS and will simultaneously be mirrored in the LeveL ATS as described above. If that LeveLUp Conditional receives a match in the LeveL ATS and the Luminex Subscriber elects to firm-up for 100,000 shares following an invitation to do so, the Conditional resting on the Luminex ATS is paused (see below). If the initial execution of the LeveLUp Conditional on the LeveL ATS is for 10,000 shares, there will be 90,000 firm shares remaining as "active" from the original firm-up, eligible to match against other LeveL firm orders and firm-up orders. If the initial 10,000 share purchase is at a price of $10.00 per share, any subsequent executions must be for $10.00 or better. If a resulting execution price from a subsequent match would be for more than $10.00 per share, there will be no execution. As noted above, the firmed-up LeveLUp Conditional is eligible for multiple executions starting at the time of the firm-up until the conclusion of the specified resting period for that order (either the default of five (5) seconds or a different period if specified by the Luminex Subscriber) or until the leaves quantity on the order is exhausted. At the conclusion of the resting time period, any balance remaining on that order is cancelled back to the Subscriber or is handled pursuant to the Subscriber's leaves handling instructions.

In the event there is a match of a participant's Conditional in both ATSs, the match in the Luminex ATS takes priority and no invitation will be sent with respect to the potential LeveL match. When a LeveLUp Conditional matches one or more contra side orders in the LeveL ATS, the Conditional resting on the LeveL ATS will be cancelled and an invitation will be sent to the LeveLUp participant. In such a circumstance, the Conditional resting on the Luminex ATS will be paused during the negotiation relating to the LeveLUp match. Following the conclusion of the negotiation on the LeveL ATS, the Luminex ATS Conditional could remain as an active order or remain paused, depending upon the configuration instructions for the particular trader. The firmed-up order from the Luminex LeveLUp participant can match against any eligible contra side orders in the LeveL ATS. To avoid the issue of potentially receiving duplicate executions from the same order, LeveLUp participants can enter Firm Orders that will be sent to either the Luminex ATS or to the LeveL ATS (via a route by Kezar Trading) but cannot have a Firm Order routed to both ATSs at the same time.

LeveLUp participants may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the participant on each order. This functionality involves the routing of a Firm Order or Conditional to the LeveL ATS with certain criteria selected by the LeveLUp participant. If the LeveLUp participant chooses to have their Conditionals rest on the Luminex ATS before being routed by Kezar Trading to the LeveL ATS, the participant can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order or Conditional will be sent by Kezar Trading to the LeveL ATS. LeveLUp participants can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. Kezar Trading will select the lesser of the two quantities if both are selected. LeveLUp participants can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after an execution on the LeveL ATS before the system will request more shares from the participant's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, participants who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that participant's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the participant's entered minimum quantity, the participant's minimum quantity will be reduced to match the leaves quantity.

Participants may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. Kezar Trading would only cancel the LeveLUp participant's order that had been routed to the LeveL ATS if required to do so, either because the participant wishes to include the shares in a firm-up on the Luminex ATS or if the participant's OMS or EMS requires it.

Kezar Trading, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS participant is not. At the LeveL ATS, LeveLUp orders can be Firm Orders or Conditionals. LeveLUp orders intended to rest first on the Luminex

ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If an eligible participant utilizes this functionality, LeveLUp orders intended to be routed directly through Kezar Trading to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS participant receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the participant's order, Kezar Trading can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS participants interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that participant will be able to size up on a match at the Luminex ATS to the total shares represented for that participant in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS participant has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to Kezar Trading sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by Kezar Trading to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Participant uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to Kezar Trading for clearance and settlement pursuant to normal Kezar Trading processes. Participants that are automatically enabled for this LeveLUp Conditional Order "mirroring" function may "opt out" of the feature by contacting Luminex ATS Sales by phone or in writing (including electronically).

Modifications - Firm Orders may be modified (i.e. cancel/replace) while resting on the System or during the Negotiation Period ~~via cancel/replace~~, ~~but not during the Negotiation Period,~~ as ~~defined below:~~described more fully in Item 11c. (Firm-Up orders, by contrast, cannot be modified. Please see Item 11c.). For Conditionals that receive a match, the System allows the Participant to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Participant's option. Participants that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Participants that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the LeveLUp participant has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" participants, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Luminex ATS Participants, reducing the share quantity to less than the 5,000 share System minimum (or the Participant's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3)Top Quantity (between two Conditionals), and (4) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes.

| b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator? |  ● Yes ○ No |

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The Luminex ATS is a crossing system utilized by its Buyside Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such Buyside Subscribers, Admitted Broker-Dealers, and Sponsored Buyside Entities. Only such Participants may enter orders or trading interest and execute orders on the System. Participants may enter Firm Orders or Conditionals as defined in Part III Items 7 and 9, at the Participant's option and as permitted by the functionality of the means used by the Participant to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest. There are no order type restrictions following a stoppage of trading in a security during regular trading hours. Order Interaction - It is possible for any of the supported order or trading interest types - Firm Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is a Conditional, an invitation to trade is sent to that Participant (a "Firm-Up Request"). Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.) In the event the execution price is worse than a Participant's limit price (the Exceeded Limit Price), an execution will not occur. Please see Part III Item 8(e) above for Mixed Lot Processing. Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' quantities ("Auto Execution"). A Firm Order can match and execute against another Firm Order until the end of regular trading hours. Negotiation - Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include a Conditional. Participants that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Participants that receive invitations to negotiate are given twenty (20) seconds in which to determine whether, and for what quantity, to firm-up (the standard Negotiation Period). Note: for matches between two electronic orders where responses are typically automated, the all-electronic Negotiation Period is two (2) seconds. The Participant(s) will be given the option to firm-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Participant elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Participant may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, the Participant's order cannot

match with another order. ~~Additionally, once the initial match has occurred and the parties are in negotiation, each party's ability to cancel or modify its order is limited. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded.~~ Cancellation and m~~M~~odification requests for Firm Orders in negotiation will <u>be processed immediately. Cancellation requests for Conditional and Firm-Up Orders in negotiation also </u>pend or queue in the System and will be processed once the negotiation has concluded.

Modification requests for Conditional Orders in negotiation will be processed immediately provided that (a) the Participant is a Luminex UI user, (b) the Participant has not yet elected to "firm-up," and (c) the only modification is to the Conditional Order's top quantity; otherwise, such requests will not be allowed. <u>Modification requests for Firm-Up Orders in negotiation will be rejected immediately. </u>Execution size is determined upon the last required Participant's election to firm-up, if both Participants do firm up. As noted above, the all-electronic Negotiation Period is two (2) seconds.

The size of the execution will be (1) in the event only one Participant was asked to firm-up, the lesser of that order's Firm-Up Quantity and the quantity of the contra-side order and (2) in the event both Participants are asked to firm-up, the smaller of the Firm-Up Quantity elected. Execution price will be the midpoint of the NBBO at the conclusion of the Negotiation Period, when the matched orders will execute.

Auto Firm-Up - Buyside Subscribers, Transition Management Brokers, and Outsourced Trading Brokers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing order which will instruct the System, upon a match, to automatically firm up that order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the participant manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order or a Conditional to sell short that matches against a Conditional, the System may execute that order if the price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the price against the seller's limit price (if any), and if the price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:40. Until this time, negotiations (other than for electronic-to-electronic matches) can last for up to twenty (20) seconds. The System requires that all negotiations end by the end of regular trading hours (16:00:00 on regular trading days, or the end of regular trading hours on any trading day with an early close pursuant to NYSE's holiday schedule as referenced in Part III Item 4). Between 15:59:40 and 16:00:00, the System will permit standard Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day. The shortest permissible standard Negotiation Period during this window is two (2) seconds. For example, if a match occurs at 15:59:43, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until 16:00:00). Similarly, if a match occurs at 15:59:53, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until 16:00:00). If a match occurs at 15:59:58, negotiations may continue for up to two seconds (i.e., the maximum amount of time remaining until 16:00:00). Orders may not enter into a negotiation after 15:59:58. Conditionals that do not receive a match by 15:59:58 or that are received by the System after 15:59:58 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Participants the opportunity to execute transactions that might not otherwise be possible if the System only permitted a standard Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last 20 seconds of the shortened trading day.

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. Kezar Trading considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is at the midpoint of the NBBO as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, Kezar Trading would contact the Participant who may have been disadvantaged through the error to ask if the Participant wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Participant states, either orally or in writing, that it wishes to have the corrected execution price, Kezar Trading would adjust the price on that Participant's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Participant determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Participant position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Participants due to unusual execution scenarios that impact a Participant but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No